UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)
TRANS1 INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
89385X 105
(CUSIP Number)
October 16, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☑Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89385X 105	Page	2	of	13

1	NAMES OF REPORTING PERSONS Sapient Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,613,090(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,613,090(1)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,613,090 shares of Common Stock(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.09%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)	The reported securities are owned directly by Sapient Capital, L.P. and indirectly by Sapient Capital Management, L.P., as general partner of Sapient Capital L.P., and Sapient Capital Management, L.L.C., as general partner of Sapient Capital Management, L.P., and Mitchell

CUSIP No.	89385X 105	Page	3	of	13
Dann, a director of the Issuer, as a managing member of Sapient Capital Management, L.L.C. Each of Sapient Capital Management, L.P., Sapient Capital Management, L.L.C. and Mitchell Dann disclaims beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2)	Based upon 19,628,481 shares of the Issuer’s Common Stock outstanding as of October 22, 2007, the date on which the Issuer closed its initial public offering of Common Stock, which includes (i) 13,276,481 shares of Common Stock outstanding prior to the offering as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-144802), as amended, initially filed with the Securities and Exchange Commission on July 24, 2007 and declared effective as of October 16, 2007, and (ii) 6,325,000 shares of Common Stock issued in the offering, including 825,000 shares of Common Stock pursuant to the exercise of the underwriter’s overallotment option.

CUSIP No.	89385X 105	Page	4	of	13

1	NAMES OF REPORTING PERSONS Sapient Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,613,090(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,613,090(1)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,613,090 shares of Common Stock(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.22%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1)	The reported securities are owned directly by Sapient Capital, L.P. and indirectly by Sapient Capital Management, L.P., as general partner of Sapient Capital L.P., and Sapient Capital Management, L.L.C., as general partner of Sapient Capital Management, L.P., and Mitchell Dann, a director of the Issuer, as a managing member of Sapient Capital Management, L.L.C.

CUSIP No.	89385X 105	Page	5	of	13
Each of Sapient Capital Management, L.P., Sapient Capital Management, L.L.C. and Mitchell Dann disclaims beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2)	Based upon 19,628,481 shares of the Issuer’s Common Stock outstanding as of October 22, 2007, the date on which the Issuer closed its initial public offering of Common Stock, which includes (i) 13,276,481 shares of Common Stock outstanding prior to the offering as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-144802), as amended, initially filed with the Securities and Exchange Commission on July 24, 2007 and declared effective as of October 16, 2007, and (ii) 6,325,000 shares of Common Stock issued in the offering, including 825,000 shares of Common Stock pursuant to the exercise of the underwriter’s overallotment option.

CUSIP No.	89385X 105	Page	6	of	13

1	NAMES OF REPORTING PERSONS Sapient Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,613,090(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,613,090(1)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,613,090 shares of Common Stock(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.09%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1)	The reported securities are owned directly by Sapient Capital, L.P. and indirectly by Sapient Capital Management, L.P., as general partner of Sapient Capital L.P., and Sapient Capital Management, L.L.C., as general partner of Sapient Capital Management, L.P., and Mitchell Dann, a director of the Issuer, as a managing member of Sapient Capital Management, L.L.C. Each of Sapient Capital Management, L.P., Sapient Capital Management, L.L.C. and Mitchell

CUSIP No.	89385X 105	Page	7	of	13
Dann disclaims beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2)	Based upon 19,628,481 shares of the Issuer’s Common Stock outstanding as of October 22, 2007, the date on which the Issuer closed its initial public offering of Common Stock, which includes (i) 13,276,481 shares of Common Stock outstanding prior to the offering as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-144802), as amended, initially filed with the Securities and Exchange Commission on July 24, 2007 and declared effective as of October 16, 2007, and (ii) 6,325,000 shares of Common Stock issued in the offering, including 825,000 shares of Common Stock pursuant to the exercise of the underwriter’s overallotment option.

CUSIP No.	89385X 105	Page	8	of	13

1	NAMES OF REPORTING PERSONS Mitchell Dann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,613,090

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,613,090

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,613,090 shares of Common Stock(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1)	The reported securities are owned directly by Sapient Capital, L.P. and indirectly by Sapient Capital Management, L.P., as general partner of Sapient Capital L.P., and Sapient Capital Management, L.L.C., as general partner of Sapient Capital Management, L.P., and Mitchell Dann, a director of the Issuer, as a managing member of Sapient Capital Management, L.L.C.

5

CUSIP No.	89385X 105	Page	9	of	13
Each of Sapient Capital Management, L.P., Sapient Capital Management, L.L.C. and Mitchell Dann disclaims beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2)	Based upon 19,628,481 shares of the Issuer’s Common Stock outstanding as of October 22, 2007, the date on which the Issuer closed its initial public offering of Common Stock, which includes (i) 13,276,481 shares of Common Stock outstanding prior to the offering as set forth in the Issuer’s Registration Statement on Form S-1 (File No. 333-144802), as amended, initially filed with the Securities and Exchange Commission on July 24, 2007 and declared effective as of October 16, 2007, and (ii) 6,325,000 shares of Common Stock issued in the offering, including 825,000 shares of Common Stock pursuant to the exercise of the underwriter’s overallotment option.

CUSIP No.	89385X 105	Page	10	of	13
Item 1.
(a)	Name of Issuer:

TranS1, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

411 Landmark Drive Wilmington, NC 28412-6303
Item 2.
(a)	Name of Person(s) Filing:

Sapient Capital, L.P.

Sapient Capital Management, L.P.

Sapient Capital Management, L.L.C.

Mitchell Dann

(b)	Address of Principal Business Office(s):

As to Sapient Capital, L.P.:

4020 West Lake Creek Drive P.O. Box 1590 Wilson, WY 83014

As to Sapient Capital Management, L.P.

4020 West Lake Creek Drive P.O. Box 1590 Wilson, WY 83014

As to Sapient Capital Management, L.L.C.

4020 West Lake Creek Drive P.O. Box 1590 Wilson, WY 83014

As to Mitchell Dan:

c/o Sapient Capital 4020 West Lake Creek Drive P.O. Box 1590 Wilson, WY 83014

CUSIP No.	89385X 105	Page	11	of	13
(c)	Citizenship:

As to Sapient Capital, L.P.:

State of Delaware

As to Sapient Capital Management, L.P.:

State of Delaware

As to Sapient Capital Management, L.L.C.:

State of Delaware

As to Mitchell Dann:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

89385X 105
Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No.	89385X 105	Page	12	of	13
Item 4.	Ownership.
(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote of:

See Item 5 of Cover Pages

(ii)	shared power to vote or to direct the vote of:

See Item 6 of Cover Pages

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of Cover Pages

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of Cover Pages
The reported securities are owned directly by Sapient Capital, L.P. and indirectly by Sapient Capital Management, L.P., as general partner of Sapient Capital L.P., and Sapient Capital Management, L.L.C., as general partner of Sapient Capital Management, L.P., and Mitchell Dann, a director of the Issuer, as a managing member of Sapient Capital Management, L.L.C. Each of Sapient Capital Management, L.P., Sapient Capital Management, L.L.C. and Mitchell Dann disclaims beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No.	89385X 105	Page	13	of	13
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sapient Capital, L.P.

Dated: November 1, 2007	/s/ Mitchell Dann

By: Sapient Capital Management, L.P. Its: General Partner By: Sapient Capital Management, L.L.C. Its: General Partner By: Mitchell Dann Its: Managing Member

Sapient Capital Management, L.P.

Dated: November 1, 2007	/s/ Mitchell Dann

By: Sapient Capital Management, L.P. Its: General Partner By: Mitchell Dann Its: Managing Member

Sapient Capital Management, L.L.C.

Dated: November 1, 2007	/s/ Mitchell Dann

By: Mitchell Dann Its: Managing Member

Mitchell Dann

Dated: November 1, 2007	/s/ Mitchell Dann

Mitchell Dann